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                            June 16, 2023

       Koichi Ishizuka
       Chief Executive Officer
       WB Burgers Asia, Inc.
       3F K   s Minamiaoyama
       6-6-20 Minamiaoyama
       Minato-ku, Tokyo 107-0062, Japan

                                                        Re: WB Burgers Asia,
Inc.
                                                            Form 10-K for
Fiscal Year Ended July 31, 2022
                                                            Filed June 2, 2023
                                                            File No. 000-56233

       Dear Koichi Ishizuka:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for Fiscal Year Ended July 31, 2022

       Item 8. Financial Statements and Supplementary Data
       Report of Independent Registered Public Accounting Firm, page F2

   1. Please amend your filing to include an audit opinion which refers to your fiscal years ended July 31, 2022 and
July 31, 2021. In doing so, ensure the amendment includes the entirety of Item 8 and
includes updated certifications that refer to the Form 10-K/A.
 Koichi Ishizuka
FirstName  LastNameKoichi Ishizuka
WB Burgers   Asia, Inc.
Comapany
June       NameWB Burgers Asia, Inc.
     16, 2023
June 16,
Page 2 2023 Page 2
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Abe Friedman at 202-551-8298 or Lyn Shenk at 202-551-3380 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services